Exhibit 99.1

77 King St. W., Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, ON, M5K 1H1 Canada

GRANITE REIT CORRECTS RECORD DATE FOR NEXT MONTHLY DISTRIBUTION

March 18, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today a correction to its March 15, 2013 press release, in which Granite had announced that the record date for its April 15, 2013 distribution of CDN$0.175 per stapled unit would be March 29, 2013. This distribution will be paid to stapled unitholders of record at the close of trading on March 28, 2013, rather than March 29, 2013. As a result, the stapled units will begin trading on an ex-dividend basis at the opening of trading on March 26, 2013.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.